OPTEX SYSTEMS HOLDINGS, INC.
1420 Presidential Drive
Richardson, TX 75081

September 1, 2011

VIA EDGAR

Amanda Ravitz
Tom Jones
Tim Buchmiller
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:           Optex Systems Holdings, Inc.

Gentlepersons:

We are in receipt of your letter to us, dated  August 12, 2011, regarding Amendment No. 2 to the Optex Systems Holdings, Inc.  Registration Statement on Form S-1, filed August 1, 2011, File No. 333-173502 (the “Current Registration Statement”).  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, we have included your comments (bolded) and each of our responses to your comments.

The Offering, page 5

1.  We refer to the table on page 6 where you indicate that the number of shares issuable upon conversion of the Series A preferred stock at the time your registration statement is declared effective will be 616,200,000.  From the Waiver filed as an exhibit to your registration statement and your other disclosure, it appears that the stated value of the preferred stock will increase to $7,045,569 at the time your registration statement is declared effective.  Given that the conversion price per share will also decrease to $0.01 at such time, it appears that the number of shares issuable upon conversion of the Series A preferred stock at the time your registration statement is declared effective will be 704,556,918.  Please update your disclosure in this table as appropriate or tell us how your numbers have been calculated.  Please also update your related risk factor on page 13 as appropriate.

In calculating the dilution, we had addressed the decrease in conversion price but did not take into account the change in stated value.  We have now recalculated the table to take both factors into account; therefore, to address your comment, we have updated the table and related disclosure in the S-1 as follows:

In order to accommodate the number of shares being offered and to have adequate numbers of shares to effect further future offerings and for other purposes, such as having shares available for acquiring synergistic business concerns, we also intend to obtain the consent of our shareholders to increase our authorized shares of common stock to 2 billion, as well as offering our warrant holders the right for a period of 30 days following the date of effectiveness of this registration statement the right to exercise their warrants at a reduced price of $.01 per share, which if fully exercised would result in an additional $99,487 raised (with all warrants not so exercised reverting to their original exercise price at the end of the 30 day period). Also, our preferred shareholders have agreed to waive our obligation to pay existing (in exchange for an increase in the per share stated value of the Series A preferred stock to $6,860.34, which is triggered by the effectiveness of this registration statement) and future dividends on their shares of preferred stock after the date of effectiveness of this registration statement in conjunction with the reduction in their per share conversion price to $0.01 as of the date of effectiveness in accordance with the terms of the preferred conversion feature of the Series A preferred stock. As a result of the post-offering reduction in exercise price of our warrants to $0.01 per share for 30 days and the resulting permanent decrease in the conversion price of our Series A preferred stock from $.15 per share to $.01 per share, the number of shares of common stock which can be received by both our warrant holders and holders of Series A preferred stock before and after giving effect to the offering (and for the preferred stock, the increase in the stated value thereof) set forth in this prospectus are set forth in the below table. Note that given the high level of dilution to be experienced, it is likely that this will cause a material adverse effect upon the price at which shares of our Common Stock are quoted on the OTC Bulletin Board.

U.S Securities & Exchange Commission
September 1, 2011

Security	Pre-Offering Per Share Exercise/Conversion Price	Number of Shares	Post-Offering per Share Exercise/Conversion Price		Number of Shares	Percentage Dilution to Common Stockholders as a Result of Decrease in Exercise/Conversion Price
Warrants	$.45	8,131,667	$.01	(1)	8,131,667	0%
Series A preferred stock	$.15	41,080,000	$.01		704,556,918	94.17%
(1) This $.01 exercise price shall only be in effect for 30 days from the date of effectiveness of this registration statement.

The risk factor on p. 13 of the Amendment is updated as follows:

It is likely that the proposed reduction in the conversion price of our Series A preferred stock will cause a material adverse effect upon the price at which shares of our Common Stock are quoted on the OTC Bulletin Board.

As a result of the post-offering reduction in exercise price of our warrants to $0.01 per share for 30 days which triggers the resulting permanent decrease in the conversion price of our Series A preferred stock from $.15 per share to $.01 per share and the increase in the per share stated value of our Series A preferred stock to $6,860.34 (which is triggered by the effectiveness of this registration statement), the number of shares of common stock which can be received by our holders of Series A preferred stock before and after giving effect to the offering set forth in this prospectus is set forth in the below table. Note that given the high level of dilution to be experienced, it is likely that this will cause a material adverse effect upon the price at which shares of our Common Stock are quoted on the OTC Bulletin Board.

U.S Securities & Exchange Commission
September 1, 2011

Security	Pre-Offering Per Share Exercise/Conversion Price	Number of Shares	Post-Offering per Share Exercise/Conversion Price		Number of Shares	Percentage Dilution to Common Stockholders as a Result of Decrease in Exercise/Conversion Price
Warrants	$.45	8,131,667	$.01	(1)	8,131,667	0%
Series A preferred stock	$.15	41,080,000	$.01		704,556,918	94.17%

We currently have an open indefinite delivery indefinite quantity fixed price contract .... page 9

2.  We note that the contract referred to in this risk factor expired on June 30, 2011.  Please update your risk factor and related disclosure to indicate the current status of this contract.  Please also update your disclosure with regard to the equitable adjustment request.

The contract ordering period on this IDIQ expired on June 30, 2011 with no additional awards executed thus the risk has been removed in its entirety.

As of August 19, 2011, the equitable adjustment request is still in process, and we so reference this continuation of the process in other parts of the S-1 where the equitable adjustment request is still referenced.

Conversion of our Series A preferred stock could cause substantial dilution.... page 12

3.  We note from your response to prior comment 1 that you have agreed to increase the stated value of the preferred stock at the time your registration statement is declared effective.  Please update the discussion of the total stated value of your Series A preferred stock in this risk factor to disclose the total stated value of your preferred stock upon the declaration of the effectiveness of your registration statement and the number of shares of common stock that will be issuable upon conversion of the Series A preferred shares.

To address this comment, we have updated this risk factor as set forth below:

Conversion of our Series A preferred stock could cause substantial dilution to our existing common stock holders, and certain other rights of the preferred stock holders present other risks to our existing common stock holders.

As of April 3, 2011, we had 139,444,940 shares of our common stock issued and outstanding, as well as 1,027 shares of our Series A preferred stock issued and outstanding. The Series A preferred stock is currently convertible into 41,080,000 shares of our common stock, and upon conversion, the Series A preferred stock would represent 21.7% of our outstanding common stock. Upon effectiveness of this registration statement, with the increase in the stated value of the Series A preferred stock to $6,860.34 and the decrease in the exercise price to $0.01 per share, the Series A preferred stock would be convertible into 704,556,918 shares of our common stock, which would represent 83.48% of our outstanding common stock assuming a full conversion of the Series A preferred stock into shares of our common stock.  This would greatly dilute the holdings of our existing common stockholders. In addition, the preferred shareholders vote on a one-to-one basis with our common shareholders on an as converted basis.

U.S Securities & Exchange Commission
September 1, 2011

Furthermore, in the event of a liquidation, the holders of our Series A preferred stock would receive priority liquidation payments before payments to common shareholders equal to the amount of the stated value of the preferred stock before any distributions would be made to our common shareholders. The total stated value of our preferred stock is $7,045,569, so the preferred shareholders would be entitled to receive that amount before any distributions could be made to common shareholders. The liabilities on our balance sheet exceed the liquidation value of our assets; therefore, upon a liquidation, there would be no assets remaining for distribution to common shareholders.

The preferred shareholders also have the right, by majority vote of the shares of preferred stock, to generally approve any issuances by us of equity and/or indebtedness, which is not ordinary course of trade indebtedness. Therefore, the preferred shareholders can effectively prevent us from entering into a transaction which they feel is not in their best interests, even if the transaction might otherwise be in the best interests of Optex Systems Holdings and its common shareholders.

Six Months Ended April 3, 2011....

4.  Please update the disclosure in the third paragraph of this section that you expect to resume production on the line “in the next 30 – 45 days” and that you are “currently negotiating new contract delivery schedules” which you expect will shift backlog into the first two quarters of fiscal 2012.

This disclosure has been updated as it has been replaced by the MD&A for the 9 months ended July 3, 2011, which contains current disclosure on this issue (as of August 15, 2011).

Liquidity and Capital Resources, page 39

5.  Please update the disclosure in the second to last paragraph on page 40 that you expect completion and approval of the progress bill “within the next 60 days” and that you expect shipments “to be in June or July 2011.”

This disclosure has been updated as it has been replaced by the MD&A for the 9 months ended July 3, 2011, which contains current disclosure on this issue (as of August 15, 2011).

Exhibit 10.32

6.  We note your revisions in response to prior comment 8; however, it is unclear why the representations you are requiring investors to make are appropriate.  For example, you should not require any representation that implies that, by making the representation, your responsibilities or investors’ rights under the Securities Act may be waived; see Section 14 of the Securities Act.  Please provide us a separate analysis of each representation you intend to require from investors, explaining to use why you believe the agreement or representation is appropriate and citing all authority on which you rely.

We have again reviewed our representations and while we do not believe that they imply any waiver of any responsibilities or rights under the Securities Act, we have again streamlined our representations to further allay your concerns and have included in parentheses an analysis of the appropriateness of those representations:

(a) is purchasing the Common Stock without being furnished any offering literature or prospectus other than the Company’s registration statement on Form S-1 to which this agreement is attached as an exhibit as available on the SEC website (does not imply any waiver of any rights of the investor and rather just factually states that no other information was received); and

U.S Securities & Exchange Commission
September 1, 2011

(b) understands and acknowledges that this investment is, by nature, highly speculative (does not imply any waiver of any rights and rather just acknowledges what is in the risk factors – that this is a speculative investment).

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and I apologize for the delay in response.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Stanley A. Hirschman

Stanley A. Hirschman

cc:  Jolie Kahn, Esq.